UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Darling International Inc.
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                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   237266101
                          ---------------------------

                                 (CUSIP Number)

                               Stuart J. Lissner
                               Managing Director
                               PPM America, Inc.
                       225 West Wacker Drive, Suite 1200
                               Chicago, IL 60606
                              Tel. (312) 634-2501

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




                                 March 19, 2003
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on the following pages)

Cusip No. 237266101                                     Page 2 of 3 Pages


          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, PPM America Special Investments Fund, L.P, a Delaware partnership ("SIF I"), PPM America Fund Management GP, Inc., a Delaware corporation ("SIF I GP"), PPM America Special Investments CBO II, L.P., a Delaware partnership ("CBO II"), PPM America CBO II Management Company, a Delaware partnership ("CBO II GP"), PPM MGP (Bermuda), Ltd., a Bermuda corporation ("PPM Bermuda"), PPM America, Inc., a Delaware corporation ("PPM America") and PPM Holdings, Inc., a Delaware corporation ("Holdings") (collectively, SIF I, SIF I GP, CBO II, CBO II GP, PPM Bermuda, PPM America and Holdings, the "Reporting Persons") hereby amend their
Schedule 13D Statement dated May 22, 2002, as amended on November 5, 2002 and January 17, 2003 (collectively, the "Schedule 13D"), regarding the common stock, par value $0.01 per share (the "Common Stock"), of Darling International Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated capitalized terms used but not defined herein shall have the same meanings assigned to them in the Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended and supplemented by adding the following:

          In December 2002, a third party (the "Third Party") that had been engaged in discussions with representatives of the Reporting Persons regarding a possible acquisition of the shares of the Issuer that are beneficially owned by the Reporting Persons informed those representatives that the Third Party was considering making a tender offer for all of the outstanding shares of Common Stock of the Issuer, subject to, among other things, obtaining financing. The price that the Third Party indicated that it would be willing to offer, if it were to make a tender offer (if it had the ability to do so), represented a moderate premium to the market price in early December, but was significantly less than the current market price of the Issuer's Common Stock. Representatives of the Reporting Persons initially told the Third Party that they would be inclined to accept an offer at that price, but that such inclination was dependent upon, among other things, the timing and structure of any actual offer. Subsequently, however, representatives of the Reporting Persons told the Third Party that they would not accept such an offer and sent a letter to the Third Party informing it that the Reporting Persons do not wish to engage in further discussions regarding a proposed offer. The Reporting Persons have no knowledge as to whether any offer by the Third Party will occur or if one does occur, what the price will be.

          The Reporting Persons continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities, stock price and all other factors deemed relevant in determining whether any or all of the Reporting Persons will dispose of securities of the Issuer or whether additional securities of the Issuer will be acquired by any or all of the Reporting Persons. At any time, some or all of the shares of the Issuer beneficially owned by any or all of the Reporting Persons (including on behalf of Daple) may be sold or additional shares of Common Stock may be acquired, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters. Additionally, as Lenders, the Reporting Persons have, from time to time, been asked to sign, and may in the future be asked to sign, waivers allowing certain sales or acquisitions of, assets by the Issuer.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Joint Filing Agreement dated March 19, 2003 among the Reporting
Persons.

Cusip No. 237266101                                         Page 3 of 3 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 19, 2003



PPM AMERICA SPECIAL INVESTMENTS        PPM AMERICA SPECIAL INVESTMENTS FUND,L.P.
CBO II, L.P.                           By: PPM America, Inc. As Attorney-in-Fact
By:   PPM America, Inc.                By: /S/ Brian Schinderle
As Attorney-in-Fact                        -------------------
By:   /S/ Brian Schinderle             Brian Schinderle
      --------------------             Senior Managing Director
Brian Schinderle
Senior Managing Director


PPM AMERICA FUND MANAGEMENT GP, INC.   PPM AMERICA, INC.
By:   /S/ Brian Schinderle             By:   /S/ Brian Schinderle
      --------------------                   --------------------
Brian Schinderle                       Brian Schinderle
Senior Vice President                  Senior Managing Director

PPM AMERICA CBO II MANAGEMENT COMPANY  PPM MGP (BERMUDA), LTD.
By:   PPM MGP (Bermuda), Ltd.          By:   /S/ Brian Schinderle
                                             --------------------
Partner                                Brian Schinderle
By:   /S/ Brian Schinderle             Senior Vice President
      --------------------
Brian Schinderle
Senior Vice President

PPM HOLDINGS, INC.
By:   /S/ Mark Mandich
Mark Mandich
Chief Operating Officer and Executive Vice President

                                   EXHIBIT


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $.01 per share, of Darling International Inc., a Delaware corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such
Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 19th day of March, 2003.


PPM AMERICA SPECIAL INVESTMENTS          PPM AMERICA SPECIAL
FUND, L.P.                               INVESTMENTS CBO II, L.P.

By:  PPM America, Inc.                   By:  PPM America, Inc.
As Attorney-in-Fact                      As Attorney-in-Fact

By: /S/ Brian Schinderle                 By: /S/ Brian Schinderle
    --------------------------------         -------------------------------
Brian Schinderle                         Brian Schinderle
Senior Managing Director                 Senior Managing Director

PPM AMERICA FUND MANAGEMENT              PPM AMERICA, INC.
GP, INC.

By: /S/ Brian Schinderle                 By: /S/ Brian Schinderle
    --------------------------------         -------------------------------
Brian Schinderle                         Brian Schinderle
Senior Vice President                    Senior Managing Director


PPM AMERICA CBO II MANAGEMENT            PPM MGP (BERMUDA), LTD.
COMPANY
By:   PPM MGP (Bermuda), Ltd.            By: /S/ Brian Schinderle
                                             -------------------------------
Its:  Managing General Partner           Brian Schinderle
                                         Senior Vice President
By: /S/ Brian Schinderle
Brian Schinderle
Senior Vice President


PPM HOLDINGS, INC.


By: /S/ Mark Mandich
    -------------------------------
Mark Mandich
Chief Operating Officer and Executive Vice
President